EXHIBIT 99.1

FLORA GROWTH CORP.

(the “Corporation”)

BY-LAW NO. 1-A

A by-law relating generally to the transaction of the business and affairs of the Corporation.

CONTENTS

Article 1	-	Interpretation
Article 2	-	Business of the Corporation
Article 3	-	Borrowing and Debt Obligations
Article 4	-	Directors
Article 5	-	Committees
Article 6	-	Officers
Article 7	-	Protection of Directors, Officers and Others
Article 8	-	Shares
Article 9	-	Dividends and Rights
Article 10	-	Meetings of Shareholders
Article 11	-	Notices
Article 12	-	Forum Selection
Article 13	-	Effective Date

TABLE OF CONTENTS

Article 1		1

INTERPRETATION		1
1.1	Definitions.	1
1.2	Interpretation.	2
1.3	Number.	2
1.4	Gender.	2
1.5	Headings.	2
1.6	Conflict with Unanimous Shareholder Agreement.	2

Article 2		2

BUSINESS OF THE CORPORATION		2
2.1	Registered Office.	2
2.2	Books and Records.	2
2.3	Corporate Seal.	3
2.4	Financial Year.	3
2.5	Execution of Contracts, Etc.	3
2.6	Banking Arrangements.	3
2.7	Voting Securities in Other Issuers.	4
2.8	Divisions.	4

Article 3		4

BORROWING AND DEBT OBLIGATIONS		4
3.1	Borrowing Power.	4
3.2	Delegation.	5

Article 4		5

DIRECTORS		5
4.1	Number of Directors and Quorum.	5
4.2	Qualification.	5
4.3	Election and Term.	5
4.4	Removal of Directors.	5
4.5	Termination of Office.	5
4.6	Vacancies	6
4.7	Action by the Board.	6
4.8	Participation.	6
4.9	Place of Meetings.	6
4.10	Calling of Meetings.	6
4.11	Notice of Meeting.	6
4.12	First Meeting of New Board.	6
4.13	Adjourned Meeting.	6
4.14	Regular Meetings.	6
4.15	Chairperson.	7
4.16	Votes to Govern.	7
4.17	Conflict of Interest.	7
4.18	Remuneration and Expenses.	7
4.19	Resolution in Writing by Directors.	7
4.20	Only One Director.	8

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Article 5		8

COMMITTEES		8
5.1	Committees of the Board.	8
5.2	Audit Committee.	8
5.3	Transaction of Business.	8
5.4	Advisory Committees.	8
5.5	Procedure.	8
5.6	Limits on Authority.	8

Article 6		9

OFFICERS		9
6.1	Positions and Appointment.	9
6.2	President.	9
6.3	Secretary.	9
6.4	Treasurer.	9
6.5	Powers and Duties.	10
6.6	Term of Office.	10
6.7	Terms of Employment and Remuneration.	10
6.8	Disclosure of Interest.	10
6.9	Agents and Attorneys.	10
6.10	Fidelity Bonds.	10

Article 7		10

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS		10
7.1	Limitation of Liability.	10
7.2	Indemnity.	11
7.3	Insurance.	11

Article 8		11

SHARES		11
8.1	Allotment of Shares.	11
8.2	Commissions.	11
8.3	Transfer Agents and Registrars.	11
8.4	Registration of a Share Transfer.	11
8.5	Lien for Indebtedness.	12
8.6	Non-Recognition of Trusts.	12
8.7	Share Certificates.	12
8.8	Replacement of Share Certificates.	12
8.9	Joint Holders.	12
8.10	Deceased Shareholders.	12

Article 9		13

DIVIDENDS AND RIGHTS		13
9.1	Dividends.	13
9.2	Dividend Cheques.	13
9.3	Non-Receipt of Cheques.	13
9.4	Record Date for Dividends and Rights.	13
9.5	Unclaimed Dividends.	13

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Article 10		13

MEETINGS OF SHAREHOLDERS		13
10.1	Annual Meetings.	13
10.2	Special Meetings.	13
10.3	Place of Meetings.	14
10.4	Meetings Held by Electronic Means.	14
10.5	Notice of Meetings.	14
10.6	List of Shareholders Entitled to Notice.	14
10.7	Record Date for Notice.	14
10.8	Meetings Without Notice.	14
10.9	Chairperson, Secretary and Scrutineers.	15
10.10	Persons Entitled to be Present.	15
10.11	Participation in Meeting by Electronic Means.	16
10.12	(a) Quorum.	16
(b)	Separate Class Vote.	16
10.13	Right to Vote.	17
10.14	Proxyholders and Representatives.	17
10.15	Time for Deposit of Proxies.	17
10.16	Joint Shareholders.	17
10.17	Votes to Govern.	17
10.18	Show of Hands.	17
10.19	Ballots.	18
10.20	Electronic Voting.	18
10.21	Adjournment.	18
10.22	Resolution in Writing by Shareholders.	18
10.23	Only One Shareholder.	19

Article 11		19

NOTICES		19
11.1	Method of Giving Notices.	19
11.2	Notice to Joint Holders.	19
11.3	Computation of Time.	19
11.4	Undelivered Notices.	19
11.5	Omissions and Errors.	19
11.6	Persons Entitled by Death or Operation of Law.	19
11.7	Waiver of Notice.	20

Article 12		20

FORUM SELECTION		20
12.1	Forum for Adjudication of Certain Disputes.	20

Article 13		20

EFFECTIVE DATE		20
13.1	Effective Date.	20
13.2	Repeal.	20

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BE IT ENACTED as a by-law of the Corporation as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act (Ontario) and any statute that may be substituted therefor, as from time to time amended;

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory in Canada, as from time to time amended, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province or territory of Canada;

“appoint” includes “elect” and vice versa;

“articles” means the articles of incorporation of the Corporation, as from time to time amended or restated;

“board” means the board of directors of the Corporation and “director” means a member of the board;

“by‑laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“cheque” includes a bank draft;

“day” means a clear day and a period of days shall be deemed to commence on the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or a holiday;

“meeting of shareholders” includes an annual meeting of shareholders, a special meeting of shareholders and an annual and special meeting of shareholders;

“non‑business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act (Ontario), as from time to time amended;

“ordinary resolution” means a resolution that is: (i) submitted to a meeting of the shareholders of a corporation and passed, with or without amendment, at the meeting by at least a majority of the votes cast; or (ii) signed by at least a majority of the shareholders entitled to vote on that resolution;

“person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

“recorded address” means: (i) in the case of a shareholder, the address of the shareholder as recorded in the securities register; (ii) in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; (iii) in the case of an officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation; and (iv) in the case of a director, the latest address as recorded in the records of the Corporation or in the most recent notice filed under the Corporations Information Act (Ontario), whichever is more current;

“signing officer” means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by or pursuant to section 2.5;

“special meeting of shareholders” includes a meeting of any class, classes or series of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“special resolution” means a resolution: (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution; or (ii) signed by all the shareholders entitled to vote on that resolution; and

“unanimous shareholder agreement” means either: (i) a lawful written agreement among all the shareholders of the Corporation, or among all the shareholders and one or more persons who are not shareholders; or (ii) a written declaration of the registered owner of all of the issued shares of the Corporation; in each case, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of the business and affairs of the Corporation, as from time to time amended.

1.2 Interpretation. Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

1.3 Number. Words importing the singular number include the plural and vice versa.

1.4 Gender. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

1.5 Headings. Headings are inserted in this by-law for reference purposes only and are not to be considered or taken into account in construing the terms or provisions hereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.6 Conflict with Unanimous Shareholder Agreement. Where any provision in the by-laws conflicts with any provision of any unanimous shareholder agreement, the provision of such unanimous shareholder agreement shall govern.

ARTICLE 2

BUSINESS OF THE CORPORATION

2.1 Registered Office. Until changed in accordance with the Act, the registered office of the Corporation shall be within the municipality or geographic township within Ontario initially specified in the articles and thereafter as the shareholders may, from time to time, determine by special resolution, and at such location therein as the board may, from time to time, determine by resolution. The Corporation may have other offices, both within and outside of Canada, as the board from time to time shall determine or the business of the Corporation may require.

2.2 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its securities register, books of account and minute books, and which may be maintained in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases). The Corporation shall make such records available for inspection pursuant to applicable law.

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2.3 Corporate Seal. The corporate seal of the Corporation, if adopted, shall be in such form as the board may by resolution, from time to time, adopt. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if adopted, is not affixed to it.

2.4 Financial Year. The financial year of the Corporation shall end on such date in each year as shall be determined, from time to time, by resolution of the board.

2.5 Execution of Contracts, Etc. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have the power, from time to time, by resolution to appoint any one or more officers or other persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if adopted, may be affixed to contracts, documents or instruments in writing signed by an officer or person appointed by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include, without limitation, agreements, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, powers of attorney, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities, instruments of proxy and all paper writings.

Without limiting the generality of the foregoing, any one director or officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the corporate seal, if adopted, of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveyancing any such securities.

Subject to the Act and applicable electronic commerce legislation, any contracts, documents or instruments required to be created or provided in writing and required or permitted to be executed by one or more persons on behalf of the Corporation may be: (i) created in electronic document form and provided by electronic means; (ii) signed by mechanically reproduced signature or electronic signature, which signature or signatures shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the person or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contract, document or instrument in writing; and (iii) executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such contract, document or instrument in writing. Notwithstanding the foregoing, the board may, from time to time, direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class of contracts, documents or instruments in writing, may or shall be signed.

2.6 Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor shall be transacted with such banks, trust companies or other persons as may, from time to time, be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may, from time to time, prescribe or authorize.

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2.7 Voting Securities in Other Issuers. The person or persons authorized under section 2.5 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the person executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may, from time to time, direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.8 Divisions. The board may cause the business and operations of the Corporation, or any part thereof, to be divided or segregated into one or more divisions having regard to, without limitation, the character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time, the board, or any officer authorized by the board, may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the legal name of the Corporation; provided that the Corporation shall set out its legal name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) Officers - the appointment of officers for any such division or other sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed, without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3

BORROWING AND DEBT OBLIGATIONS

3.1 Borrowing Power. Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may, from time to time, on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

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3.2 Delegation. The board may, from time to time, delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 4

DIRECTORS

4.1 Number of Directors and Quorum. Until changed in accordance with the Act, the board shall consist of the number of directors, within the minimum and maximum number of directors provided for in the articles, as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board; provided, however, that in the latter case, the directors may not, between meetings of shareholders, increase the number of directors on the board to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. Except as provided under section 4.17, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors determined in the manner set forth above; provided that where the board consists of fewer than three directors, all directors shall constitute a quorum at any meeting of the board.

4.2 Qualification. The following persons are disqualified from being a director of the Corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; or (iv) a person who has the status of bankrupt. A director need not be a shareholder.

4.3 Election and Term. The election of directors shall take place at the first meeting and thereafter at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors. Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at an annual meeting or special meeting called for such purpose remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which, provided a quorum remains in office, it may be filled by the board. Where the holders of any class or series of shares of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

4.5 Termination of Office. A director ceases to hold office when the director: (i) dies; (ii) is removed from office by the shareholders; (iii) ceases to be qualified for election as a director; or (iv) sends or delivers to the Corporation a written resignation or, if a time is specified in such resignation, at the time so specified, whichever is later.

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4.6 Vacancies. Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or, except as set out hereunder, in the maximum number of directors, as the case may be, or a failure to elect the number of directors required to be elected at any meeting of shareholders. Where the articles provide for a minimum and maximum number of directors and a special resolution has been passed empowering the directors to determine the number of directors, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required by section 4.1, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors fail to call a meeting or if there are no directors then in office, any shareholder may call the meeting. A director appointed or elected to fill a vacancy holds office for the unexpired term of that director’s predecessor.

4.7 Action by the Board. Subject to any unanimous shareholder agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to section 4.8, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8 Participation. If all the directors of the Corporation present at or participating in a meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of telephonic, electronic or other communication facility that permits all participants to communicate simultaneously and instantaneously with each other during the meeting. A director participating in a meeting by such means is deemed to be present in person at the meeting for the purposes of the Act. Any consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.9 Place of Meetings. Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, any or all of the meetings of the board may be held at any place outside Canada.

4.10 Calling of Meetings. Meetings of the board shall be held, from time to time, at such place, at such time and on such day as the board, the chairperson of the board, the president (if the president is a director) or any two directors may determine.

4.11 Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.1 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may, in any manner and at any time, waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

4.12 First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may hold its first meeting, without notice, immediately following the meeting of shareholders at which such board is elected.

4.13 Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

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4.15 Chairperson. The chairperson of any meeting of the board shall be the first mentioned of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board; president; chief executive officer; or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a director, to act as secretary of the meeting.

4.16 Votes to Govern. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.

4.17 Conflict of Interest. A director or officer of the Corporation who is a party to, or who is a director or an officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or the shareholders. Such director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction or proposed contract or proposed transaction unless the contract or transaction is:

(a) one relating primarily to his or her remuneration as a director of the Corporation or an affiliate;

(b) one for indemnity or insurance as specified under the Act; or

(c) one with an affiliate.

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of such director’s interest in such contract or transaction, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all the directors are required to make disclosure under this section, the contract or transaction may be approved only by the shareholders.

4.18 Remuneration and Expenses. Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may, from time to time, determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on behalf of the Corporation other than the normal work ordinarily required of a director. The confirmation of any such resolution or resolutions by the shareholders shall not be required, except as required by law or regulation. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

4.19 Resolution in Writing by Directors. A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the directors unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act. A resolution in writing may be signed by the directors in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same resolution in writing, and by a director using a facsimile or other electronic signature, in which case the other directors, the Corporation and the shareholders are entitled to rely on such electronic signature as conclusive evidence that such resolution in writing has been duly executed by such director.

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4.20 Only One Director. Where the Corporation has only one director, that director may constitute a meeting.

ARTICLE 5

COMMITTEES

5.1 Committees of the Board. The board may, from time to time, establish (or dissolve) one or more committees of directors, however designated, and delegate to any such committee any of the powers and duties of the board, subject to the limitations on such delegation contained in the Act. The board may appoint and remove the members of each committee subject to the requirements of the Act.

5.2 Audit Committee. If the Corporation is an offering corporation within the meaning of the Act, the board shall, and the board otherwise may, appoint annually from among its number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates and all of whom must otherwise meet the requirements of applicable law. Each member of the audit committee shall hold office, at the pleasure of the board, until the next annual meeting of shareholders and, in any event, only so long as the director shall be a director. In addition to the powers and duties delegated by the board pursuant to section 5.1, the audit committee shall have the powers and duties provided in the Act and other applicable laws. The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the audit committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

5.3 Transaction of Business. Subject to the provisions of section 4.8, the powers of a committee of directors appointed by the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in section 4.9.

5.4 Advisory Committees. The board may, from time to time, appoint such advisory bodies as it may deem advisable.

5.5 Procedure. Unless otherwise determined by the board, each committee and advisory body shall have the power to fix its quorum (provided a quorum is not less than a majority of its members), to elect its chairperson, and to regulate its procedure.

5.6 Limits on Authority. Despite any other provision of this by-law, no managing director and no committee of directors appointed by the board has authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officers, however designated, the chief financial officer, however designated, the chairperson or the president of the Corporation;

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(c) subject to the Act, issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission referred to in the Act;

(g) approve a management proxy circular referred to in the Act;

(h) approve a take-over bid circular, directors’ circular or issuer bid circular referred to in the Applicable Securities Laws;

(i) approve any financial statements referred to in the Act (unless otherwise permitted under the Act and Applicable Securities Laws);

(j) approve an amalgamation between the Corporation and: (i) its holding body corporate; (ii) any one or more of its subsidiaries; and (iii) any one or more corporations where the Corporation and any such corporations are subsidiaries of the same holding body corporate;

(k) approve an amendment to the Corporation’s articles to: (i) divide any class of unissued shares into series and determine the designation, rights, privileges, restrictions and conditions thereof, where the articles authorize the directors to approve such amendment; and (ii) change a Corporation’s name that is a numbered name to a name that is not a numbered name; or

(l) adopt, amend or repeal by-laws.

ARTICLE 6

OFFICERS

6.1 Positions and Appointment. Subject to the articles or any unanimous shareholder agreement, the board may, from time to time, designate such offices of the Corporation and appoint such officers as the board may consider advisable, including, without limitation, a president, a secretary and a treasurer. None of such officers, other than a chairperson of the board, need be a director of the Corporation. Any two or more offices may be held by the same individual.

6.2 President. If appointed, the president shall, subject to the control of the board, have general supervision over the business and affairs of the Corporation, and he or she shall have such other powers and duties as the board may specify.

6.3 Secretary. If appointed, the secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall attend and be the secretary of all meetings of the board, shareholders and committees of the board; he or she shall enter or cause to be entered in the minute book of the Corporation minutes of all proceedings at such meetings and shall be custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

6.4 Treasurer. If appointed, the treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the custody of the funds and securities of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

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6.5 Powers and Duties. Subject to the articles or any unanimous shareholder agreement, and unless otherwise provided in this Article Six, the powers and duties of each officer of the Corporation shall be such as the terms of their engagement call for or as provided, from time to time, by resolution of the board. In the absence of such terms of engagement or resolution, the respective officers shall have the powers and duties and shall discharge the duties customarily and usually held and performed by like offices of corporations similar in organization and business purposes to the Corporation subject to the control of the board. Any such officer may, from time to time, delegate any of his or her powers and duties to another officer or employee of the Corporation, and such delegate may exercise and perform such powers and duties, unless the board otherwise directs.

6.6 Term of Office. The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death. The board may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

6.7 Terms of Employment and Remuneration. The terms of employment and the remuneration of an officer appointed by the board shall be settled by the board, from time to time.

6.8 Disclosure of Interest. An officer shall disclose to the Corporation any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with section 4.17 and the Act.

6.9 Agents and Attorneys. Subject to the provisions of the Act, the Corporation, by or under the authority of the board, shall have power, from time to time, to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

6.10 Fidelity Bonds. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may, from time to time, determine.

ARTICLE 7

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Limitation of Liability. Every director and officer of the Corporation shall, in exercising the powers and discharging the duties of office, act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such director’s or officer’s office or in relation thereto; unless the same are occasioned by such director’s or officer’s own willful neglect or fault; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

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7.2 Indemnity. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such individual in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.3 Insurance. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in section 7.2 against such liabilities and in such amounts as the board may, from time to time, determine and as permitted by the Act.

ARTICLE 8

SHARES

8.1 Allotment of Shares. Subject to the Act, the articles or any unanimous shareholder agreement, the board may, from time to time, allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Commissions. The board may, from time to time, authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Transfer Agents and Registrars. The board may, from time to time, appoint, for each class of securities issued by the Corporation: (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons to keep branch registers; and (b) a registrar, trustee or agent to maintain a record of issued security certificates and, subject to the Act, one person may be appointed for the purposes of clauses (a) and (b) in respect of all securities of the Corporation or any class or classes thereof. The board may at any time terminate such appointment.

8.4 Registration of a Share Transfer. Subject to the provisions of the Act, no transfer of a share in respect of which a certificate has been issued shall be registered in a securities register except upon surrender of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may, from time to time, prescribe upon payment of all applicable taxes and a reasonable fee (not to exceed the amount permitted by the Act) prescribed by the board upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.5.

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8.5 Lien for Indebtedness. Unless the Corporation is an offering corporation within the meaning of the Act, the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder owed to the Corporation, to the extent of such debt; and the directors may enforce such lien, subject to any other provision of the articles or to any unanimous shareholder agreement: (i) by applying any dividends or other distributions paid or payable on or in respect of the shares thereby affected in repayment of the debt of that shareholder to the Corporation; (ii) by the sale of the shares thereby affected; and/or (iii) by any other action, suit, remedy or proceeding authorized or permitted by law or by equity, and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.6 Non-Recognition of Trusts. Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

8.7 Share Certificates. The shares of the Corporation may be represented by certificates. Share certificates shall be in the form approved by the board. Certificates representing shares of each class or series shall be signed in accordance with section 2.5 and need not be under corporate seal. Any or all such signatures may be electronic signatures. Although any officer, transfer agent or registrar whose manual or electronic signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

8.8 Replacement of Share Certificates. The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee (not to exceed the amount permitted by the Act) and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may, from time to time, prescribe, whether generally or in any particular case.

8.9 Joint Holders. If two or more persons are registered as joint holders of any share, the Corporation shall not be required to issue more than one certificate in respect thereof, and delivery of a certificate to one of several joint holders shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10 Deceased Shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof; except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

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ARTICLE 9

DIVIDENDS AND RIGHTS

9.1 Dividends. Subject to the provisions of the Act and the articles, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2 Dividend Cheques. A dividend payable in money shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such holder, unless such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address, or to the first recorded address if there are more than one. The mailing of a cheque in accordance with this section, unless not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent in accordance with section 9.2, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may, from time to time, prescribe, whether generally or in any particular case.

9.4 Record Date for Dividends and Rights. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities; and notice of any such record date, unless waived in accordance with the Act, shall be given not less than seven days before such record date in the manner provided for by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings. The annual meeting of shareholders shall be held at such time and on such day in each year and, subject to section 10.3, at such place as the board may, from time to time, determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Corporation is exempted under the Act from appointing an auditor) and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings. The board shall have power to call a special meeting of shareholders at any time.

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10.3 Place of Meetings. Meetings of shareholders shall be held at: (i) the registered office of the Corporation: (ii) elsewhere in the municipality in which the head office is situate; or (iii) if the board shall so determine, at some other place within or outside Ontario.

10.4 Meetings Held by Electronic Means. The directors or shareholders who call a meeting of shareholders pursuant to the Act, may determine that the meeting shall be held, in accordance with the Act and the regulations thereto, by means of a telephonic, electronic or other communication facility that permits all participants to communicate instantaneously and simultaneously with each other during the meeting, provided the Corporation makes provision for electronic voting at such meeting in accordance with the Act and section 10.20. Any person who participates in a meeting through those means shall be deemed for the purposes of the Act to be present in person at such meeting.

10.5 Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article Eleven not less than 10 days, unless the Corporation is an offering Corporation, in which case not less than 21 days, and in each case no more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of minutes of an earlier meeting, consideration of the financial statements and auditor’s report thereon (if any), election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasonable judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders, and, subject to the Act, attendance of any such shareholder or any such other person is a waiver of notice of the meeting.

10.6 List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. If a record date for the meeting is fixed pursuant to section 10.7, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.7 Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, as the record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall, unless waived in accordance with the Act, be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.8 Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act: (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and (b) if the auditors and the directors are present or waive notice of, or otherwise consent to, such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Ontario, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

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10.9 Chairperson, Secretary and Scrutineers. The chairperson of any meeting of shareholders shall be the first mentioned of the following officers as have been appointed and who is present at the meeting: chairperson of the board, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting. In advance of any meeting of shareholders, the board may, and shall if required by law, appoint one or more scrutineers, who need not be shareholders and who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The board may designate one or more persons as alternate scrutineers to replace any scrutineer who fails to act. If no scrutineer or alternate can act at a meeting, the chairperson of the meeting shall appoint one or more scrutineers to act at the meeting. If no scrutineer was appointed by the board, one or more scrutineers may, and shall if required by law, be appointed by a resolution or by the chairperson of the meeting. Each scrutineer shall faithfully execute the duties of a scrutineer with strict impartiality and according to the best of his or her ability. The scrutineer or scrutineers may appoint or retain other persons to assist the scrutineer or scrutineers in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of shareholders, the scrutineers may consider such information as is permitted by applicable law. No individual who is a candidate for office at an election may serve as a scrutineer at such election. Unless otherwise provided by the board, the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto shall be accepted by the scrutineer or scrutineers after the closing of the polls unless a court upon application by a shareholder shall determine otherwise. When executing the duties of scrutineer, the scrutineer or scrutineers shall:

(a) ascertain the number of shares outstanding and the voting rights of each;

(b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the scrutineer(s); and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

10.10 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation, if any, and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

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10.11 Participation in Meeting by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and the by-laws, by means of telephonic, electronic or other communications facilities that permits all participants to communicate instantaneously and simultaneously with each other during the meeting, provided the Corporation makes available such telephonic, electronic or other communications facility. A person participating in such a meeting is deemed to be present in person at the meeting and a shareholder or proxy holder entitled to vote at such a meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communications facility that the Corporation has made available for that purpose, whether such meeting is to be held at a designated place or solely by means of a telephonic, electronic or other communications facility.

10.12 (a) Quorum. Subject to the Act, at each meeting of shareholders, holders of a majority of shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, in the event that the Corporation is a reporting issuer, subject to any minimum quorum requirement for a shareholder meeting of any securities exchange upon which the Corporation’s shares are listed, at each meeting of the shareholders, the holders of not less than 35% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. For the purposes of this section and section 10.22, “reporting issuer” includes:

(i) a corporation that is a ‘reporting issuer’ under Applicable Securities Laws;

(ii) in the case of a corporation that is not a ‘reporting issuer’ for the purpose of Applicable Securities Laws, a corporation:

(1) that has filed a prospectus, registration statement or similar document under any securities legislation in any jurisdiction within Canada or under the laws of a jurisdiction outside Canada;

(2) any of the securities of which are listed and posted for trading by the Corporation on a stock exchange or quotation system in or outside Canada; or

(3) that is involved in, formed for, resulting from or continued after an amalgamation, a reorganization, an arrangement or a statutory procedure, if one of the participating bodies corporate is a corporation to which subparagraph (1) or (2) applies.

(b) Separate Class Vote. Subject to the Act, where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

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10.13 Right to Vote. Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in section 10.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite that person’s name at the meeting to which such list relates except to the extent that, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.7, such person has transferred any shares after such record date and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established ownership of such shares, has demanded not later than 10 days before the meeting that the transferee’s name be included in such list. In any such case, the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in section 10.6, every person shall be entitled to vote at the meeting who at the time of the commencement of the meeting is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.14 Proxyholders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be a shareholder, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder’s attorney or, if the shareholder is a body corporate, by an officer or attorney of such shareholder duly authorized, and shall conform to the requirements of the Act. Alternatively, a shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairperson of the meeting. Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours (excluding non-business days) before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in the notice or, if no time is specified in the notice, it has been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

10.16 Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern. At any meeting of shareholders, every question shall, unless otherwise required by the articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairperson of the meeting shall not be entitled to a second or casting vote in addition to the vote or votes to which the chairperson is entitled as a shareholder or proxy nominee.

10.18 Show of Hands. Subject to the provisions of the Act and the rules and policies of any securities exchange upon which the Corporation’s shares are listed, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried, carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question.

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10.19 Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson of the meeting or any person who is present and entitled to vote, whether as shareholder, proxyholder or representative, on such questions at the meeting may demand a ballot. Whether or not a ballot has been demanded, all such questions at a meeting of shareholders shall be decided by ballot if so required by the provisions of the Act and/or the rules and policies of any securities exchange upon which the Corporation’s shares are listed. A ballot so required or demanded shall be taken in such manner as the chairperson of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Electronic Voting. Any vote referred to in sections 10.18 and 10.19 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility; provided the facility enables the votes to be gathered in a manner that permits their subsequent verification.

10.21 Adjournment. The chairperson at a meeting of shareholders may, with the consent of the meeting, adjourn the meeting, from time to time, and place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earlier meeting that it has been adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as if for an original meeting.

In addition, the chairperson at a meeting of shareholders may, without the consent of the meeting, if the electronic platform at a meeting of shareholders held in part or entirely by means of a telephonic, electronic or other communication facility has become inadequate for the purposes referred to in sections 10.4 and 10.20, interrupt or adjourn the meeting. All business conducted at that meeting of shareholders up to the time of that adjournment shall be valid.

10.22 Resolution in Writing by Shareholders. In the case of a corporation that is not a reporting issuer, and subject to the Corporation’s articles or any unanimous shareholder agreement, an ordinary resolution in writing signed by at least a majority of the shareholders, or their attorney authorized in writing, entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the shareholders, unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act. Within 10 business days of an ordinary resolution being passed in writing, the Corporation shall issue a notice of the resolution to all voting shareholders who did not sign the written ordinary resolution, which notice shall include the text of the resolution and a description of and reasons for the business dealt with by the written resolution.

A special resolution in writing signed by all of the shareholders, or their attorney authorized in writing, entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the shareholders, unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

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A resolution in writing may be signed by the shareholders in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same resolution in writing, and by a shareholder using a facsimile or other electronic signature, in which case the other shareholders, the Corporation and the directors are entitled to rely on such electronic signature as conclusive evidence that such resolution in writing has been duly executed by such shareholder.

10.23 Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 11

NOTICES

11.1 Method of Giving Notices. Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the articles or by-laws shall be sufficiently given if: (i) delivered personally to the person to whom it is to be given; or (ii) delivered to such person’s last address as shown on the records of the Corporation; or (iii) mailed by prepaid post in a sealed envelope addressed to such person at the last address shown on the records of the Corporation; or (iv) sent by electronic document in accordance with the Electronic Commerce Act, 2000 (Ontario) or electronic transmission, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases). A notice, communication or document so delivered shall be deemed to have been given when: (i) delivered personally, when it is delivered; (ii) delivered to such person’s last address shown on the records of the Corporation, when delivered at the address aforesaid; (iii) mailed by prepaid post, on the fifth day after mailing, unless there are reasonable grounds for believing that the addressee did not receive the notice or document at that time or at all; and (iv) sent by way of electronic document, when it is sent through an information system used to generate, send, receive, store, or otherwise process an electronic document. The secretary may change the address on the records of the Corporation of any shareholder, director, officer, or auditor of the Corporation in accordance with any information believed by the secretary to be reliable.

11.2 Notice to Joint Holders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time. In computing the date when notice must be given under any provision of the articles or the by-laws requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4 Undelivered Notices. If any notice given or document sent to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices or send further documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

11.5 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor, or member of a committee of the board, or the non‑receipt of any notice by any such person or any error in any notice not affecting the substance thereof, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom that person derives title to such share prior to the name and address of that person being entered on the securities register (whether such notice was given before or after the happening of the event upon which the person became so entitled) and prior to the person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

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11.7 Waiver of Notice. Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

ARTICLE 12

FORUM SELECTION

12.1 Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom (or, failing such court, any other “court” as defined in the Act) having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended, from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the Act) of the Corporation. If any action or proceeding, the subject matter of which is within the scope of the preceding sentence, is filed in a Court other than a Court located within the Province of Ontario (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to: (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the forum set out in the preceding sentence; and (b) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

ARTICLE 13

EFFECTIVE DATE

13.1 Effective Date. This by-law shall come into force when made by the board in accordance with the Act.

13.2 Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

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The foregoing is the complete text of By-law No. 1-A of the Corporation, as adopted by the board of the Corporation on March 28, 2022.

DATED:  March 28, 2022.

/s/ Luis Merchan	/s/ Aaron Atin
President	Secretary

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